Filed Pursuant to Rule 424(b)(3)
Registration No. 333-184308

CNL GROWTH PROPERTIES, INC.

STICKER SUPPLEMENT DATED JANUARY 3, 2014

TO PROSPECTUS DATED AUGUST 19, 2013

This sticker supplement (this “Supplement”) is part of and should be read in conjunction with our prospectus dated August 19, 2013 and the sticker supplements dated August 28, 2013, October 7, 2013, November 12, 2013, November 22, 2013 and November 27, 2013. Certain capitalized terms used in this Supplement without definition have the meanings ascribed to them in the prospectus.

This information is presented as of January 3, 2014.

RECENT DEVELOPMENTS

New Multifamily Development Project

The following updates, supplements and should be read in conjunction with the following sections of the prospectus: “PROSPECTUS SUMMARY – Our Real Estate Portfolio” beginning at page 4 of the prospectus, and “OUR INVESTMENTS” beginning at page 73 of the prospectus.

Premier at Spring Town Center, Houston, Texas

On December 20, 2013, through GGT Spring Town Holdings, LLC (the “CGP JV Partner”), a subsidiary of our operating partnership, we entered into a limited liability company agreement, more fully described below (the “Premier at Spring Town Center JV Agreement”) with MCRT Spring Town LLC (the “MCRT JV Partner”, and together with the CGP JV Partner, the “JV Partners”) for the purpose of forming a joint venture, GGT Spring Town TX, LLC, a Delaware limited liability company (the “Premier at Spring Town Center Joint Venture”). The MCRT JV Partner is an affiliate of Mill Creek Residential Trust, LLC, a national apartment developer, investor and operator (“Mill Creek”).

On December 20, 2013, the Premier at Spring Town Center Joint Venture acquired a fee simple interest in an approximately 19.5-acre parcel of land, located in Spring, Harris County, Texas, a suburb of Houston (the Premier at Spring Town Center Property”) by an assignment and assumption of that certain real estate purchase agreement dated effective March 18, 2013, as amended, between an affiliate of Mill Creek and Grand-Kuykendahl, Ltd., the seller of the Premier at Spring Town Center Property. Neither the Company or any of its affiliates, nor Mill Creek or any of its affiliates is affiliated with the seller of the Premier at Spring Town Center Property. The Premier at Spring Town Center Joint Venture will develop, construct and operate on the Premier at Spring Town Center Property a 396-unit “Class A” garden style multifamily residential community, which will be known as “Premier at Spring Town Center” (the “Premier at Spring Town Center Project”). The Premier at Spring Town Center Project will consist of 21 three-story residential apartment buildings with a total of 232 one-bedroom, 142 two-bedroom, and 22 three-bedroom units having a total net rentable area of approximately 368,000 square feet and an average gross unit size of approximately 930 square feet. Among its amenities, the Premier at Spring Town Center Project will feature a clubhouse, business center, 24-hour fitness center, a resort-style community pool with private cabanas and outdoor kitchen, and approximately 603 parking spaces. Premier at Spring Town Center will be the Company’s third multifamily development project in the Houston area, following on the Trinsic Grand Lakes development project located in Katy, Texas and The Remington Fairfield development project in Cypress, Texas.

The purchase price for the Premier at Spring Town Center Property was approximately $5.1 million. The total projected budget for the Premier at Spring Town Center Project is approximately $45.8 million, including the purchase price of the land, closing costs, and construction and other development costs. The purchase price of the land, closing and related acquisition costs in the aggregate amount of approximately $7.4 million, including certain expenses, fees and pre-development costs incurred by MCRT JV Partner, were funded by the Premier at Spring Town Center Joint Venture from the initial capital contributions of the JV Partners, as described below. The balance of the development and construction costs of the Premier at Spring Town Center Project will be funded with the JV Partners’ additional equity contributions and a construction loan in the approximate amount of $32.1 million, as described below.

On December 20, 2013, the Premier at Spring Town Center Joint Venture entered into a construction loan agreement with Synovus Bank, a Georgia state banking corporation (the “Premier at Spring Town Center Lender”). Pursuant to the loan agreement and related documents evidencing and securing the loan, including a promissory note, deed of trust and security agreement, and an assignment of deposit account (collectively, the “Premier at Spring Town Center Loan Documents”), the Premier at Spring Town Center Lender will fund up to approximately $32.1 million of the development and construction costs of the Premier at Spring Town Center Project, subject to certain loan-to-value ratio and loan-to-costs ratio limits (the “Premier at Spring Town Center Construction Loan”). In connection with the origination of the Premier at Spring Town Center Construction Loan, the Premier at Spring Town Center Joint Venture paid the Premier at Spring Town Center Lender a commitment fee of approximately $160,300, or approximately 1/2% of the maximum loan amount.

Generally, the Premier at Spring Town Center Construction Loan will bear interest at a variable interest rate per annum equal to 2.25% above the 30-day LIBOR rate (the “Standard Note Rate”). The interest rate is subject to adjustment monthly based on the latest 30-day LIBOR rate obtained by the Premier at Spring Town Center Lender from Thomson Reuters or such other third-party provider of rate quotes as the Premier at Spring Town Center Lender may from time to time select. In the event of a default, the Premier at Spring Town Center Construction Loan will bear interest at 5% above the Standard Note Rate then in effect, such amount not to exceed the highest rate authorized by applicable law. The Premier at Spring Town Center Construction Loan also provides for an optional alternative interest rate under certain circumstances.

The Premier at Spring Town Center Construction Loan has a maturity date of June 20, 2017 and will accrue interest during the initial term, which is due and payable monthly commencing January 20, 2014. On the maturity date, the outstanding principal balance of the Premier at Spring Town Center Construction Loan is due and payable in a single payment together with all accrued and unpaid interest; provided, however, that the Premier at Spring Town Center Joint Venture may extend the Premier at Spring Town Center Construction Loan for an additional 18 months, subject to prior notice, satisfaction of certain debt service coverage ratios and other conditions, and the payment of a loan extension fee in an amount equal to 0.35% of the amount of the unpaid principal balance of the Premier at Spring Town Center Construction Loan then outstanding. In the event that the Premier at Spring Town Center Joint Venture exercises the extension option, monthly payments of principal plus accrued interest will be required, based on a 30-year repayment amortization schedule, and an assumed interest rate of 6%. In the event that the Premier at Spring Town Center Joint Venture exercises the extension option, the estimated outstanding principal balance of the Premier at Spring Town Center Construction Loan would be approximately $31.5 million at maturity. The Premier at Spring Town Center Construction Loan may be prepaid at any time without premium, but with all accrued interest and other applicable payments.

The Premier at Spring Town Center Loan Documents require the commencement of construction within 90 days of the closing date, and the completion of construction not later than 30 months from the closing date, subject to delays for certain unforeseeable events. The Premier at Spring Town Center Loan Documents contain affirmative, negative and financial covenants, agreements, representations, warranties, borrowing conditions, and events of default customary for development projects such as the Premier at Spring Town Center Project. An affiliate of Mill Creek provided an absolute and unconditional payment and performance guaranty to the Premier at Spring Town Center Lender for the performance by the Premier at Spring Town Center Joint Venture of all the terms and provisions of the Premier at Spring Town Center Construction Loan and the construction and completion of the Premier at Spring Town Center Project. The guaranty is limited to approximately $1.6 million until completion of construction; and the Mill Creek affiliate will establish with the Premier at Spring Town Center Lender a deposit account in the initial amount of approximately $1.6 million, or 5% of the maximum loan amount, to serve as collateral for its obligations under such guaranty. After completion of construction, total liability under the guaranty will be reduced to $801,500. The Premier at Spring Town Center Joint Venture and an affiliate of Mill Creek have provided the Premier at Spring Town Center Lender with an environmental indemnity. The Premier at Spring Town Center Construction Loan is secured under a deed of trust, security agreement and fixture filing from the Premier at Spring Town Center Joint Venture to the Premier at Spring Town Center Lender granting a first lien on and security interest in the Premier at Spring Town Center Property and the Premier at Spring Town Center Project, including all improvements to be constructed thereon and an assignment of rents.

The MCRT JV Partner will serve as the developer of the Premier at Spring Town Center Project (the “Premier at Spring Town Center Developer”) under the terms of a development agreement dated December 20, 2013 (the “Premier at Spring Town Center Development Agreement”); and an affiliate of Mill Creek will serve as the general contractor under the terms of an owner-contractor construction agreement dated December 20, 2013 (the “Premier at Spring Town Center Construction Contract”). Mill Creek has agreed to develop, construct and deliver the Premier at Spring Town Center Project at a guaranteed maximum price of approximately $34.6 million, which is equal to the final Premier at Spring Town Center Project budget and includes a development fee of approximately $1.3 million, or approximately equal to 3% of the final Premier at Spring Town Center Project budget, and a construction fee of approximately $1.9 million, or approximately equal to 5.5% of the guaranteed maximum price. Pursuant to the Premier at Spring Town Center Development Agreement, an affiliate of Mill Creek has provided the Premier at Spring Town Center Joint Venture with an absolute, unconditional and irrevocable guaranty of any construction cost overruns payable by the Premier at Spring Town Center Developer. Twenty percent (20%) of the total development fee is payable as of the first capital call under the Premier at Spring Town Center JV Agreement. Commencing January 1, 2014, the next 60% of the total development fee is payable in monthly installments over the construction period based on the percentage of completion of the Premier at Spring Town Center Project. The final 20% of the total development fee is due and payable upon completion. Construction fees are payable in monthly installments over the construction periods of the Premier at Spring Town Center Project based on percentage completion. It is anticipated that commencement of construction will begin in January 2014. Under the terms of the Premier at Spring Town Center Development Agreement and the Premier at Spring Town Center Construction Contract, Mill Creek is required to achieve substantial completion not later than 26 months from the date of commencement, subject to certain excusable delays. We anticipate that the Premier at Spring Town Center Project should achieve substantial completion in the first quarter of 2016. Under the Premier at Spring Town Center Construction Contract, the Premier at Spring Town Center Joint Venture will withhold a 10% retainage against all construction payments until 50% of the construction work is completed, and thereafter, a 5% retainage until completion. Final construction payment, including all retainage not previously released, shall be payable in accordance with the terms and conditions of the Premier at Spring Town Center Construction Contract upon completion of the work. The Premier at Spring Town Center Development Agreement and the Premier at Spring Town Center Construction Contract each contain customary representations, warranties, insurance, indemnification, events of default, termination, dispute resolution, and other customary provisions. It is currently expected that the leasing and management of Premier at Spring Town Center will be provided by an affiliate of Mill Creek.

Pursuant to the Premier at Spring Town Center JV Agreement, the CGP JV Partner has agreed to fund an initial capital contribution of up to a maximum of approximately $13.1 million for a 95% interest in the Premier at Spring Town Center Joint Venture, of which approximately $6.9 million was funded at the closing of the purchase of the Property, and the MCRT JV Partner has agreed to fund an initial capital contribution of up to a maximum of $687,000 for a 5% interest in the Premier at Spring Town Center Joint Venture, of which approximately $364,842 was funded at the closing of the purchase of the Property. Under certain circumstances, the members of the Premier at Spring Town Center Joint Venture may be required to contribute additional capital to the Premier at Spring Town Center Joint Venture. The Company, through the CGP JV Partner, is the managing member of the Premier at Spring Town Center Joint Venture. However, the Company has delegated to the MCRT JV Partner the authority to manage certain of the day-to-day operations of the Premier at Spring Town Center Joint Venture, subject to the Company’s approval of certain major decisions that require the consent of both of the JV Partners, and further subject to the Company’s right to terminate such delegation of authority, with cause before completion of the Premier at Spring Town Center Project, and with or without cause after completion, in accordance with the terms and conditions of the Premier at Spring Town Center JV Agreement.

Generally, under the terms of the Premier at Spring Town Center JV Agreement, operating cash flow will be distributed on a pro rata basis in accordance with the JV Partners’ respective percentage interests in the Premier at Spring Town Center Joint Venture. Upon the occurrence of a major capital event, such as a sale of the Premier at Spring Town Center Property or refinancing of the Premier at Spring Town Center Construction Loan, proceeds generally will be distributed pro rata until accrued and unpaid minimum cumulative operating returns on capital equal to 10% per annum are achieved and invested capital is returned. Thereafter, so long as the MCRT JV Partner has not been terminated as the Premier at Spring Town Center Developer, the MCRT JV Partner may receive a disproportionately higher share of remaining proceeds at varying percentages based on the Company’s having achieved certain minimum threshold internal rates of return on investment.

The Premier at Spring Town Center JV Agreement provides that at any time after 2 years following the completion of the Premier at Spring Town Center Project, the CGP JV Partner may cause the sale or other transfer by the Premier at Spring Town Center Joint Venture of the Premier at Spring Town Center Project at a proposed sale price, subject to the terms and conditions of the Premier at Spring Town Center JV Agreement. In such an event, the MCRT JV Partner may elect to agree to such sale of the Premier at Spring Town Center Project, or the MCRT JV Partner may elect to purchase the CGP JV Partner’s entire interest in the Premier at Spring Town Center Joint Venture at a price based on the CGP JV Partner’s proposed sale price of the Premier at Spring Town Center Project. Additionally, the Premier at Spring Town Center JV Agreement further provides that at any time after 2 years following the completion of the Premier at Spring Town Center Project each of the CGP JV Partner and the MCRT JV Partner will have the right to propose an all cash purchase of the other JV Partner’s entire interest in the Premier at Spring Town Center Joint Venture and the receiving JV Partner will have the option to either sell to the offering JV Partner at the offering JV Partner’s proposed price, or to buy out the offering JV Partner at a formula price based on the value of the Premier at Spring Town Center Project, less debts, liabilities and expenses.

Founded in 2010, Mill Creek has an asset portfolio comprised of approximately 10,000 apartment homes, operating or under construction, totaling more than $2.6 billion as of September 30, 2013, including three other multifamily development projects located in the Houston area. We are not affiliated with Mill Creek, the MCRT JV Partner or any of their affiliates. The Premier at Spring Town Center Project is the Company’s first development venture with Mill Creek.

Certain Investment Considerations. We believe that the acquisition and development of Premier at Spring Town Center is consistent with our growth strategy and various other considerations, including the Houston market overview delineated in “OUR INVESTMENTS – Aura Grand Property, Katy, Texas – Certain Investment Considerations” at page 84 of the prospectus.

In connection with the acquisition of the Premier at Spring Town Center Property, we paid our advisor an Investment Services Fee of approximately $743,151, which is equal to 1.85% of our proportionate share of the purchase price of the Premier at Spring Town Center Property and budgeted development and construction costs relating to the Premier at Spring Town Center Property. Upon completion of the Premier at Spring Town Center Project, the advisor will determine the actual amounts paid. To the extent the amounts paid to our advisor vary from the budgeted amounts on which the Investment Services Fee was initially based, the advisor will pay or invoice us for 1.85% of the budget variance, such that the Investment Services Fee is ultimately 1.85% of the amounts expended on such development and construction.

Potential Investment Opportunities

The following table supersedes and replaces the table that appears in the following sections of the prospectus: “PROSPECTUS SUMMARY – Potential Investment Opportunities” at page 6 of the prospectus, and “OUR INVESTMENTS – Other Potential Investment Opportunities” at page 90 of the prospectus.

Property Location	Type	Number of Units Upon Completion	Anticipated Development Budget (in millions) (1)	Anticipated Equity Investment by Company (in millions)	Anticipated Mortgage Financing on Project (in millions) (2)

Development Property San Antonio, TX(3)	Class A Multifamily	310 units	$36.0	$7.6	$25.2

Development Property Orlando, FL(3)	Class A Multifamily	251 units	$37.0	$8.0	$26.0

Development Property Elkridge, MD(3)	Class A Multifamily	264 units	$46.5	$13.2	$32.5

Development Property Austin, TX(3)	Class A Multifamily	302 units	$44.8	$10.7	$31.4

Total		1127 units	$164.3	$39.5	$115.1

Change in Compensation of the Independent Directors; Amendment to the Bylaws

The following updates, supplements and should be read in conjunction with the following sections of the prospectus: “MANAGEMENT – Compensation of Directors” at page 107 of the prospectus, “SUMMARY OF THE ARTICLES OF INCORPORATION AND BYLAWS – General” at page 139 of the prospectus, and “SUMMARY OF THE ARTICLES OF INCORPORATION AND BYLAWS – Board of Directors” at page 140 of the prospectus.

On December 11, 2013, the board of directors of CNL Growth Properties, Inc. (“us,” “we,” “our,” or the “Company”) approved an increase in the annual retainer to be paid to each of the Company’s two independent directors for serving on the board of directors. Effective January 1, 2014, the annual retainer will increase from $15,000 to $30,000; such change is reflected in the First Amendment to the Third Amended & Restated Bylaws of the Company.

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